Exhibit 99.7

Documentation to be presented at the

Extraordinary General Meeting of

Bure Equity AB (publ)

Tuesday 1 December 2009

Agenda

for the Extraordinary General Meeting (the “EGM”) of Bure Equity AB (publ), to be held on Tuesday 1 December 2009, at 4 p.m., at Världskulturmuseet, Södra vägen 54 in Gothenburg.

Proposed agenda

1. Opening of the Meeting.

2. Election of chairman of the Meeting.

3. Preparation and approval of the voting list.

4. Approval of the agenda.

5. Election of one or two persons to verify the minutes.

6. Determination as to whether the Meeting has been duly convened.

7. Resolution regarding the merger, including:

(a)                               Resolution to approve the merger plan;

(b)                              Resolution regarding issue of the merger consideration;

(c)                               Resolution regarding amendment of the articles of association;

(d)                              Resolution regarding dividend to shareholders, and

(e)                               Determination of remuneration to the new directors of the board and election of new directors of the board.

8. Conditional amendment of the articles of association.

9. Closing of the Meeting.

The board of directors’ complete proposals to be presented at the EGM of Bure Equity AB (publ) on Tuesday 1 December 2009

The following proposals are numbered according to the proposed agenda.

RESOLUTION REGARDING THE MERGER (item 7))

In order to carry through the proposed merger between Bure Equity AB (publ) (“Bure”) and Skanditek Industriförvaltning AB (publ) (“Skanditek”), the board of directors proposes that the EGM resolves to approve of the merger plan, the issue of the merger consideration, the amendment of the articles of association, the dividends to the shareholders and of the remuneration to the directors of the board and election of new directors of the board, in accordance with items 7 (a) — 7 (e) below. All decisions are proposed to be conditional upon each other.

Approval of the merger plan (item 7 (a))

Bure’s and Skanditek’s boards of directors have jointly adopted a merger plan, dated 13 October 2009. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 19 October 2009 and was published in the Official Swedish Gazette (Sw. Post- och Inrikes Tidningar) on 21 October 2009. According to the merger plan, the merger shall be undertaken by way of absorption, with Bure as the absorbing company and Skanditek as the transferring company.

The boards of directors of Bure and Skanditek believe that, since the merger between the two companies will create a higher market value, the merger will result in a stronger strategic position in the capital market, as well as provide benefits for the companies and their shareholders. The boards of directors are of the opinion that a statutory merger is an appropriate manner for two companies to merge, as the intention is that the terms of the merger shall not generally imply any transfer of value from one company to the other company or between the companies’ shareholder groups.

According to the merger plan, the exchange ratio has been determined with the intention of achieving a fair distribution of the shares in the merged company between the shareholders in both Bure and Skanditek. In determining a fair exchange ratio for both Bure’s and Skanditek’s shareholders, the boards of directors of the two companies have taken a number of factors into consideration. The boards of directors have primarily considered the companies’ net asset values, based on valuations of the underlying portfolio companies (including share prices for the listed companies), other assets and net cash available in each group. The boards of directors have based their assessment on valuations of the companies’ assets, including valuations in accordance with the productive value method, and comparative valuations of unlisted assets and listed assets. Primarily, the market value of the listed assets has been considered. Adjustments have been made for the net cash of each parent company. Furthermore, adjustments have been made for the cash dividend that is proposed under item 7 (d) below.

The exchange ratio for the merger consideration has, in view of the above, been determined in such way that each share in Skanditek shall be exchanged for 0.75 shares in Bure. Settlement of the merger consideration is expected to take place following Bolagsverket’s registration of the merger.

The boards of directors are of the opinion that the exchange ratio is fair, and this view is supported by fairness opinions issued by independent financial experts. Bure’s board of directors has obtained a fairness opinion regarding the exchange ratio from KPMG and Skanditek’s board of directors has obtained a fairness opinion regarding the exchange ratio from PwC. KPMG has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Bure.

Registration of the merger with Bolagsverket, which is expected to take place in January 2010 at the earliest, will result in the dissolution of Skanditek, whereby all of Skanditek’s assets and liabilities will be transferred to Bure. This means that the 10,041,316 shares in Bure held by Skanditek, representing about 19.9 percent of the shares in Bure, will also be transferred to Bure following Bolagsverket’s registration of the merger. Such shares shall according to the merger plan be cancelled in connection to the registration of the merger, i.e. the company’s share capital shall be reduced in the corresponding amount.

Consequently, the board of directors proposes that the EGM resolves to adopt the joint merger dated 13 October 2009, and to reduce the company’s share capital by SEK 59,850,452.30, by redemption without payment, of 10,041,316(1) own shares that will be transferred to Bure from Skanditek through Bolagsverket’s registration of the merger plan. Furthermore, the board of director’s proposes that the reduction amount should be reserved to non-restricted equity, and that

1      Skanditek has issued call options to certain employees in Bure regarding purchase of in total 400,000 shares in Bure. Upon exercise of such call options prior to the registration of the merger, which may be done on 15 January 2010 at the latest, the reduction amount and the number of redeemed shares will decrease correspondingly.

the EGM resolves to authorise the board of directors to do all adjustments as may be necessary for the registration of the reduction resolution with Bolagsverket.

An English translation of the complete text of the merger plan is set forth in Appendix 1. The board of directors’ and the auditor’s statements according to Chapter 20, Section 13 and Section 14, respectively, of the Companies Act, are set forth in Appendix 2.

The board of directors has also prepared an information document regarding the merger, which has been registered with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) on 16 November 2009. The information document has been distributed to all shareholders in company whose holdings are registered in their own names, and is available at the company’s website, www.bure.se.

Issue of the merger consideration (item 7 (b))

The board of directors proposes that the EGM resolves to issue 49,013,235 shares as merger consideration. Such issue of shares will increase Bure’s share capital by SEK 292,139,425.10 to SEK 592,239,425.10. The implementation of the merger is conditional upon such issue.

Those entitled to receive consideration for the merger, based on the above mentioned exchange ratio, will be shareholders registered in the share register of Skanditek on the date when Bolagsverket registers the merger. Description of the relevant circumstances for determination of the exchange ratio is set forth in the merger in Appendix 1.

The shares in Bure issued to the shareholders of Skanditek as merger consideration shall, with exception of the dividend that is proposed in accordance with item 7 (d) below, carry right to dividends for the first time on the record date that occurs following registration of the merger by Bolagsverket.

Supplementary information according to Chapter 13, Section 6 of the Companies Act is set forth in Appendix 3.

Amendment of the articles of association (item 7 (c))

The board of directors proposes that the EGM resolves that § 2 in the articles of association is amended, meaning that the registered office of the company shall be in Stockholm, that § 4 in the articles of association is amended, meaning that the company’s share capital shall amount to not less than SEK 300,000,000 and not more than SEK 1,200,000,000, and that § 9 in the articles of association is amended, meaning that general meetings shall be held in Stockholm or Gothenburg.

The proposed new wordings of the articles of association are set forth in Appendix 4.

The completion of the merger is conditional upon the proposed amendments of the articles of association, which shall be registered with Bolagsverket in connection with the registration of the merger.

Dividend to the shareholders (item 7 (d))

The board of directors proposes that the EGM resolves that a cash dividend is distributed to the shareholders in the amount of SEK 9.50 per share, corresponding to SEK 478,313,676 in total. The record date for the dividends is proposed to be on Monday 25 January 2010 or, in case Bolagsverket authorises implementation of the merger plan later than Tuesday 19 January 2010, on such date as the board of directors decides.

The board of directors’ motivated statement according to Chapter 18, Sections 4 and 5 of the Companies Act is set forth in Appendix 5.

Supplementary information according to Chapter 18, Section 6 of the Companies Act is set forth in Appendix 3.

Determination of remuneration to the directors of the board and election of new directors of the board (item 7 (e))

The Nominating Committee, consisting of Björn Björnsson (Skanditek), Ulf Strömsten (Catellas fonder), Peter Rudman (Nordeas fonder) and Patrik Tigerschiöld (chairman of Bure), together representing more than 30 per cent of the total votes in the company, proposes that the EGM resolves that; (i) the company’s new board of directors shall consist of five directors; (ii) the remuneration to the board shall be in the same amount that was decided at the Annual General Meeting on 28 April 2009; and (iii) during the period until the next Annual General Meeting, Mathias Uhlén is elected as a new director of the board and that Björn Björnsson, Håkan Larsson, Kjell Duveblad and Ann-Sofi Lodin are re-elected as directors of the board, with Björn Björnsson as chairman of the board. Patrik Tigerschiöld resigns as board member. The Nominating Committee’s motivated statement regarding proposal of the board of directors is available at the company’s website, www.bure.se.

Information regarding the proposed directors of the board is set forth in Appendix 6.

The resolution regarding the election of new directors of the board shall be conditional upon Bolagsverket’s registration of the merger, and that the merger is completed at the date of registration. Until the merger has been registered with Bolagsverket, Bure and Skanditek shall act as two independent and separately listed companies with their current management and board of directors, respectively.

Other

Valid resolutions under items 7 (a) — 7 (e) above require approval of shareholders representing at least two-thirds of the shares and the number of votes represented at the EGM.

The resolutions under items 7 (b) — (e) above, are conditional upon Bolagsverket’s registration of the merger between the company and Skanditek and that it is completed at the date of the registration.

Patrick Tigerschiöld, chairman of the company, and Björn Björnsson, member of the board of directors, are also members of Skanditek’s board of directors, and have, as a result of conflict of interest, not participated in the handling of and resolution to adopt the merger plan.

CONDITIONAL AMENDMENT OF THE ARTICLES OF ASSOCIATION (item 8)

In addition to the amendments of the articles of association proposed under item 7 (c) above, the board of directors proposes that the EGM resolves to amend § 9 in the articles of association, meaning that notice of an Extraordinary General Meeting of shareholders, which does not deal with amendments of the articles of association, shall be issued not earlier than six weeks and at latest three weeks before the Extraordinary General Meeting, and that notice of a General Meeting of shareholders shall always be published in the Official Swedish Gazette as well as at the company’s website. Announcement of the notice shall be made in Svenska Dagbladet.

Furthermore, the board of directors proposes that the resolution to amend the articles of association in accordance with above, is conditional upon that amendments of the Companies Act relating to (i) the time-limit for notice of an Extraordinary General Meeting of shareholders, which does not deal with amendments of the articles of association, and (ii) the procedures for convening General Meetings, have entered into force, and that the above proposed amendments of the articles of association are consistent with such new wording of the Companies Act.

The proposed new wording of the articles of association is set forth in Appendix 4.

A valid resolution requires approval of shareholders representing at least two-thirds of the shares and the number of votes represented at the EGM.

Appendix 1

This is a translation of the Swedish language version of the merger plan. In the event of any discrepancy between the English version of the merger plan and the Swedish language version of the merger plan, the Swedish language version shall prevail.

The Board of Directors of Bure Equity AB (publ), corporate registration number 556454-8781 (“Bure”), with its registered office in Göteborg, and the Board of Directors of Skanditek Industriförvaltning AB (publ), corporate registration number 556235-4141 (“Skanditek”), with its registered office in Stockholm, have agreed on a merger between Bure and Skanditek pursuant to Chapter 23, Section 1 of the Swedish Companies Act (2005:551) (the “Companies Act”). The merger shall be undertaken by way of absorption, with Bure as the absorbing company and Skanditek as the transferring company.

In conjunction with this, the Boards of Directors have prepared the following

MERGER PLAN

Background and reasons for the merger

The Boards of Directors of Bure and Skanditek(2) have investigated the consequences of a merger between the two companies and believe that a merger would have the following positive effects for the shareholders of Bure and Skanditek:

•                                       The new company will have an interesting investment portfolio with a balanced mix of listed, as well as unlisted, and smaller and medium sized companies.

•                                       Bure and Skanditek have a common view on shareholder value creation by developing the portfolio companies through active ownership and board representation.

•                                       All in all, the merger is regarded to be a natural step in the development of both companies, whereby the combined resources will make the company a stronger participant in the financial market.

•                                       The merger will create a company with a larger market value which is expected to result in an increased interest from a broader base of equity analysts and investors.

•                                       The merger is assumed to result in certain cost synergies. The merger will decrease the costs for listing, accounting, premises, advisors, employees and other costs associated with the parent companies. Targeted cost synergies, as a consequence of the merger, will lead to a reduction of administrative expenses by approximately 50 percent, with full effect from the end of 2010.

Based on the above, the Boards of Directors of Bure and Skanditek believe that, since the merger between the two companies will create a higher market value, this will result in a stronger strategic position in the capital market, as well as provide benefits for the companies and their shareholders. Further information regarding the background and the reasons for the merger is set out in the joint press release.

(2)   The Directors Patrik Tigerschiöld and Björn Björnsson are Directors in Bure’s as well as in Skanditek’s Board of Directors, and have, as a result of conflict of interest, not participated in the handling and resolution to adopt the merger plan. The other Directors in Bure and Skanditek have participated in the handling of this matter.

The Boards of Directors of the two companies are of the opinion that the merger should be implemented by means of a statutory merger in accordance with the Companies Act, whereby the companies’ shareholders are given the opportunity to approve the merger at their respective shareholders’ meetings. The Boards of Directors are of the opinion that a statutory merger is an appropriate manner for two companies to merge, as the intention is that the terms of the merger shall not generally imply any transfer of value from one company to the other company or between the companies’ shareholder groups. The Boards of Directors shall convene an extra shareholders’ meeting in each company expected to be held on 1 December 2009, at which the merger plan, including any necessary decisions, will be presented for approval.

Determination of the exchange ratio for the merger consideration and circumstances of significance in the evaluation of the appropriateness of the merger

The exchange ratio has been determined with the intention of achieving a fair distribution of the shares in the merged company between the shareholders in both Bure and Skanditek. In determining a fair exchange ratio for both Bure’s and Skanditek’s shareholders, the Boards of Directors of the two companies have taken a number of factors into consideration. The Boards of Directors have primarily considered the companies’ net asset values, based on valuations of the underlying portfolio companies (including share prices for the listed companies), other assets and net cash available in each group. The Boards of Directors have based their assessment on valuations of the companies’ assets, including valuations in accordance with the productive value method, and comparative valuations of unlisted assets and listed assets. Primarily, the market value of the listed assets has been considered. Adjustments have been made for the net cash of each parent company. Further, adjustments have been made for the cash dividend, totalling approximately to SEK 478 million, which will be proposed at Bure’s extra shareholders’ meeting, which will be held in order to approve the merger. As an alternative to cash dividends, Bure’s Board of Directors may propose a redemption procedure involving a transfer to Bure’s shareholders about the same amount.

The Boards of Directors have jointly stated that, by taking the above factors into account and applying the above valuation methods, they have arrived at a relative value of three shares in Bure for four shares in Skanditek. The exchange ratio for the merger has, therefore, been determined so that each Skanditek share will be exchanged for 0.75 Bure shares (see further under the “Merger consideration etc.” section below).

In connection to the registration of the merger, the 10,041,316 shares in Bure held by Skanditek, representing about 19.9 percent of the shares in Bure, will be cancelled.

The average closing prices for Bure’s and Skanditek’s shares during the last 30 trading days until 13 October 2009 were approximately SEK 38.50 and approximately SEK 19.10, respectively. The exchange ratio of 0.75 new Bure shares for every existing share held in Skanditek, adjustment for the proposed dividend of SEK 9.50 per share in Bure and the cancellation of Skanditek’s holding in Bure results in a new theoretical share price for Bure, all else equal, of approximately SEK 27.10. This exceeds the average closing price of Skanditek during the last 30 trading days until October 13, 2009, adjusted for the exchange ratio, by approximately 6 percent. Conversely, the exchange ratio represents a theoretical price of the Bure share which, adjusted for the proposed dividend of SEK 9.50 per share in Bure, falls below the average closing prices for the same period by approximately 5 percent. The corresponding computation based on the closing prices as of October 13, 2009 for the Bure and Skanditek shares of approximately SEK 38.90 and approximately SEK 19.70, respectively, results in a new theoretical price of the Bure share of approximately SEK 27.70, which exceeds the last closing price for the Skanditek share, adjusted for the exchange ratio, by approximately 5 percent and falls below the last closing price for the Bure share by approximately 4 percent.

The Boards of Directors are of the opinion that the merger is beneficial to the companies and to the shareholders. Both Boards also consider the exchange ratio to be fair, and this view is supported by fairness opinions issued by financial experts. Bure’s Board of Directors has obtained a fairness opinion regarding the exchange ratio from KPMG and Skanditek’s Board of Directors has obtained a fairness opinion regarding the exchange ratio from PwC. KPMG has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Bure. PwC has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Skanditek.

Merger consideration etc.

Bure shall provide consideration for the merger to the shareholders of Skanditek as described below.

One share in Skanditek entitles the holder to receive 0.75 new shares in Bure. Thus, a shareholder holding four shares in Skanditek will receive three new shares in Bure.

Only whole shares in Bure will be paid to Skanditek’s shareholders as consideration for the merger.(3) Bure and Skanditek will, therefore, retain SEB to, aggregate all such Bure shares, or parts thereof, which not entitle the holder to a whole new Bure share as consideration (“Fractions”). The total number of Bure shares corresponding to such Fractions will, then be sold by SEB on NASDAQ OMX Stockholm. This sale shall be made as soon as possible after registration of the merger. The proceeds from this sale will then be paid to those entitled, in proportions to the value of Fractions previously held.

The share issue shall be resolved upon by the shareholders of Bure, at the extra shareholders’ meeting to be held for the purpose of approving the merger plan.

The shares in Bure issued to the shareholders of Skanditek as merger consideration, shall carry right to dividends for the first time on the record date that occurs following registration of the merger by the Swedish Companies Registration Office.

Settlement of the merger consideration

Those entitled to receive consideration for the merger, will be shareholders registered in the share register of Skanditek on the date when the Swedish Companies Registration Office registers the merger (see further under the “Planned date for the dissolution of Skanditek” section).

Unless otherwise is stated below, the merger consideration will be accounted for by Euroclear Sweden registering the number of shares in Bure in the securities account of each duly entitled party, following registration of the merger with the Swedish Companies Registration Office. Meanwhile, the shareholding in Skanditek of such parties will be deregistered from the same account.

The proceeds form the sale of Fractions, as described above, will be settled by SEB. This is to take place no later than ten banking days after the sales of Fractions. If the shares in Skanditek are pledged on the date for account of the consideration of the merger, account shall be made to the pledge holder. If the shares in Skanditek are registered with a nominee, account shall be made to the nominee.

(3)   Should the aggregate number of Fractions according to the above not equal a full number of whole shares, Bure will provide the corresponding amount in cash, i.e. a maximum amount corresponding to the average proceeds from the Fraction sale of one share as described above.

The merger is expected to be registered at earliest in January 2010.

Pre-merger undertakings

Bure and Skanditek shall, during the period from this day and until the day of the registration of the merger with the Swedish Companies Registration Office, carry on the business of the respective company in the ordinary course of business and shall not, without the prior written consent of the other party, take any of the following actions:

1.                                   pay any dividend or other distribution to shareholders in addition to the cash dividend or redemption amount to Bure’s shareholders amounting to in total approximately SEK 478 million;

2.                                   issue or create shares or other securities;

3.                                   acquire, sell or agree to acquire or sell, material shareholdings, businesses or assets; or

4.                                   enter into or amend any material contracts or arrangements, or incur any material additional indebtedness other than in the ordinary course of operating its business.

The parties undertake to take all necessary actions in order to complete the merger on the terms set out herein.

Conditions for the merger

The completion of the merger is conditional upon:

1.                                   that a shareholders’ meeting in Bure approves the merger plan, appoints a new Board of Directors, resolves upon the consideration shares for the merger, approves the changes in the articles of association of Bure that are required for the merger, and resolves upon cash dividend or redemption amount, amounting to in total approximately SEK 478 million to Bure’s shareholders;

2.                                   that a shareholders’ meeting in Skanditek approves the merger plan;

3.                                   that all permits and approvals of the authorities that are necessary for the merger have been obtained on terms that are acceptable for Bure and Skanditek, in the opinion of each respective Board of Directors;

4.                                   that the merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar; and

5.                                   that the pre-merger undertakings made by Bure and Skanditek as set out in clause 1 and 2 under the “Pre-merger undertakings” section are not breached before the day of the registration of the merger and that the pre-merger undertakings made by Bure and Skanditek as set out in clause 3 and 4 in the same section are not, before the day of the registration of the merger, breached in any such way which would result in a material adverse effect on the merger or the new group created by the merger.

Planned date for Skanditek’s dissolution

Skanditek will be dissolved and its assets and liabilities transferred to Bure when the Swedish Companies Registration Office registers the merger. This is expected to occur not earlier than in January 2010. The companies will announce the date on which the Swedish Companies Registration Office is expected to register the merger at a later stage.

The last day for trading in the Skanditek shares is expected to be the day that falls three trading days prior to the registration of the merger by the Swedish Companies Registration Office, and the first day of trading of the newly issued shares is estimated to be the day following the day of the registration of the merger.

Holders of securities with special rights

As part of an incentive program for executives and key employees, Skanditek has issued in total 500,000 warrants according to decisions at the annual general meetings held in 2008 and in 2009. These warrants have been offered to executives and key employees at market terms.

Each of the 250,000 warrants that were issued at the annual general meeting 2008 entitle to subscription of one new share at a subscription price of SEK 33.06 during the period from 9 May 2010 through 9 May 2011. Each of the 250,000 warrants that were issued at the annual general meeting 2009 entitle to subscription of a new share at a subscription price of SEK 23.62 during the period from 15 May 2011 through 15 may 2012.

Skanditek and the holders of warrants have agreed that all warrants will be repurchased at market price as to be determined by a valuation institute. The repurchased warrants will be cancelled in connection with the registration of the merger. This means that there will be no outstanding warrants at the registration of the merger.

Skanditek has issued call options to certain employees in Bure regarding purchase of in total 400,000 shares in Bure and 40,000 shares in AcadeMedia AB. All Skanditek’s liabilities under these call options will be assumed by Bure as a consequence of the merger.

There are no other outstanding warrants, convertibles or other securities providing the holder with special rights in Skanditek or Bure.

There are no other incentive programs for the executives or other employees that will be affected by the merger.

Fees etc. relating to the merger

No special fees or other benefits are payable to the Directors or the Managing Directors of Bure or Skanditek as a result of the merger. The auditors of Bure and Skanditek shall be paid fees for their statement concerning the merger plan and for their review of the Merger Information Memorandum/prospectus and press releases as per invoice.

Other

The Managing Director of and the Chairman of the Board of Directors of Skanditek shall be entitled jointly to make any minor amendments in the merger plan that may prove necessary in connection with the registration of the merger plan or the merger or for Euroclear Sweden’s in connection with the account of the merger consideration.

The merger plan has the following appendices:

1.                                   Supplementary information in accordance with Chapter 23, Section 10, Item 2 of the Companies Act — Sub-appendix 1.

2.                                   Auditors’ statement in accordance with Chapter 23, Section 11 of the Companies Act — Sub-appendix 2.

The financial statements for the fiscal years 2006, 2007 and 2008 for Bure and Skanditek are available at each company’s website, respectively (www.bure.se and www.skanditek.se).

Sub-appendix 1 to Appendix 1

Supplementary Information in accordance with Chapter 23, Section 10, Item 2 of the Companies Act (2005:551)

As the merger plan was prepared more than six months following the expiry of the most recent financial year for which an annual report and auditor’s report have been presented, information in accordance with Chapter 23, Section 10, Item 2 of the Companies Act (2005:551) is attached hereto.

Bure

In February 2009, a total of SEK 1,007 million was distributed as a consequence of the approved voluntary redemption procedure.

Carl Backman took over as new Managing Director in connection with the annual general meeting 2009.

In May 2009, Bure and Altor completed the acquisition of Carnegie Investment Bank and Max Matthiessen.

In August 2009, a distribution of ownership to key staff in Max Matthiessen was completed.

The parent company’s profit after tax for the period 1 January 2009 until 31 August 2009 (the “Period”) amounted to SEK 30 million (136). The parent company’s profit after financial items for the same period amounted to SEK -84 million (325). This includes exit gains of SEK 22 million (9) that are attributable to a conditional purchase price for Textilia. Profit for the Period was affected by impairment losses of SEK 109 million (0). These consist of an impairment loss of SEK 84 million on shares in Mercuri and of SEK 26 million on shares and receivables in Max Matthiessen. Administrative expenses for the Period totalled SEK -20 million (-27) and included a reversal of provision for termination benefits of SEK -4 (-9).

The parent company’s cash and cash equivalents and short term investments at the end of the Period amounted to SEK 536 million (1,861). At the end of the period the parent company had a reported net loan receivable of SEK 639 million (1,927), where the decrease to a large extent is due to major investments in Carnegie and Max Matthiessen and the implementation of a previously decided redemption procedure.

During the Period, the investment in Carnegie Investment Bank amounting to SEK 307 million, of which SEK 252 million in shares and SEK 55 million in loans has been completed. In addition, Bure has committed itself to pay a shareholder contribution of SEK 184 million to ABCIB Holding, which is jointly held by Bure and Altor, for payment of the future base purchase price. Bure’s holding in Carnegie at the end of the Period was 35 per cent. During the Period, Bure also made an investment in Max Matthiessen amounting to SEK 62 million, of which SEK 19 million in shares and SEK 43 million in loans. Bure’s holding in Max Matthiessen amounts to 17.5 per cent at the end of the Period.

Skanditek

Skanditek’s business during the period 1 January 2009 until 31 August 2009 (the “Period”) has developed as set out in the following.

The parent company’s net sales for the Period amounted to SEK 0 million (0). The parent company’s profit before tax was SEK 52 million (7). The result consists of administrative expenses of SEK -14 million (-11), a favourable effect on profit of SEK 29 million from the redemption of Bure shares, a reversal of write-down in subsidiaries and associated companies of SEK 64 million (0), of which the main part of the write-down was made during the fourth quarter of 2008. Further, this includes impairment loss on MYDATA shares of SEK 27 million, dividend from portfolio companies of SEK 2 million (16), a negative change in the fair value of financial instruments of SEK — 5 million (-1) and financial income and expenses of SEK 2 million (2). Skanditek has participated in Bure’s voluntary redemption program. The redemption process generated SEK 201 million for Skanditek.

Cash and cash equivalents at the end of the Period totalled to SEK 174 million (beginning of the year: 9). In addition, the Parent Company had short-term investments with a market value of SEK 22 million (beginning of the year: 20). There were no interest-bearing liabilities.

It has been a challenging Period for Skaditek’s portfolio companies, however, in different respects.  PartnerTech and MYDATA have made cost and capacity adjustments on decreased demand levels. At the same time, both AcadeMedia and Vitrolife posted strong figures for the Period compared to the same period preceding year.

On July 2, the merger of the subsidiary MYDATA Automation AB and Micronic Laser Systems AB was completed. Following the merger, Skanditek became the largest owner of Micronic with a holding of 38 per cent.

Sub-appendix 2 to Appendix 1

Auditors’ statement regarding merger plan according to Chapter 23 Section 11 of the Swedish Companies Act (2005:551)

Assignment and allocation of responsibilities

We have examined the merger plan dated 13 October, 2009. It is the responsibility of the Boards of Directors of Bure Equity AB (publ) (Bure), org. no. 556454 - 8781, and Skanditek Industriförvaltning AB (publ) (Skanditek), org. no. 556235 - 4141, to ensure that the merger plan has been prepared in accordance with Chapter 23 Sections 7-10 of the Swedish Companies Act. It is our responsibility to examine the merger plan and based on our examination provide a written statement in accordance with Chapter 23 Section 11 of the Swedish Companies Act.

Direction and scope of examination

The examination has been performed in accordance with FAR SRS’ recommendation RevR 4 Examination of Merger Plan (Granskning av fusionsplan). This means that we have planned and performed the examination in such a manner that we, with limited assurance, can make a statement about the merger plan, the valuation methods used, determination of the merger consideration as well as whether or not there is a risk that the creditors of Bure will not receive full payment for their claims. The examination has included examination of the merger plan, examination of supporting documentation and interviews regarding the merger plan. In accordance with RevR 4, we have only performed limited examination of the assessments made regarding the forward-looking information contained in the merger plan. In our opinion, the examination provides us with a reasonable basis for our statements below.

Other information

According to the merger plan Bure shall absorb Skanditek.

The merger plan states that the consideration to the shareholders of Skanditek shall consist of shares in Bure. Only whole shares in Bure will be paid to the shareholders of Skanditek. Any fractions of shares will be sold in accordance with the merger plan after which the proceeds (cash) will be paid to the relevant shareholders of Skanditek.

As stated in the merger plan, the merger is conditional upon, inter alia, that a dividend of approximately 478 million to Bure’s shareholders is resolved.  As an alternative to cash dividends, the Board of Directors of Bure may propose a redemption procedure totaling to the same amount. It is the Boards of Directors of Bure and Skanditek that are responsible for ensuring that the merger consideration and the basis for its distribution have been determined in an objective and correct manner.

The Boards of Directors have jointly stated that the factors described in the merger plan and the applied valuation methods, have resulted in a relative value of 0.75 shares in Bure for each share in Skanditek. The exchange ratio for the merger has therefore been determined so that for each Skanditek share 0.75 shares in Bure will be received.

Considering the above exchange ratio, the number of shares in Bure will after the merger amount to:

The number of shares in Bure before the merger	50,348,808

Merger consideration in shares in Bure paid to owners in Skanditek (4 shares in Skanditek eligible for 3 shares in Bure)	49,013,235

Less: Skanditek’s holdings of shares in Bure	10,041,316

The number of shares in Bure after the merger	89,320,727

In determining the exchange ratio for the merger consideration for both of Bure’s and Skanditek’s shareholders the Boards of Directors of both companies have, as stated in the merger plan, taken a number of factors into consideration. In their assessment the Boards of Directors have primarily considered the companies’ net asset values, based on the valuations of the underlying portfolio companies (including share prices of listed companies), other assets and net cash available in their respective groups. Moreover, in the course of deciding the exchange ratio the fact that the merger is proposed to be conditional upon implementation of an extraordinary dividend (or redemption process) to Bure’s shareholders totaling approximately 478 million has been taken into account.

Both Boards of Directors are of the opinion that the merger is beneficial for the companies as well as for the shareholders of Bure and Skanditek. Both Boards of Directors also consider the exchange ratio to be fair. They base their conclusions on fairness opinions issued by independent experts. Bure’s Board of Directors has obtained an independent fairness opinion regarding the exchange ratio from KPMG and Skanditek’s Board of Directors has obtained the corresponding fairness opinion from Price Waterhouse Coopers (PwC). KPMG has in their report to the Board of Directors of Bure expressed that the proposed exchange ratio between Bure and Skanditek is considered to be within a reasonable range. PwC has expressed that the offered exchange ratio is fair from a financial point of view for the shareholders of Skanditek.

Statement

Based on our examination, no circumstances have come to our attention which has given us reasons to believe that:

•                                       the valuation methods used are not appropriate

•                                       that merger consideration and the basis for its distribution has not been determined in an objective and correct manner or that the merger plan does not comply with the requirements of the Swedish Companies Act

•                                       the merger will lead to any risk that the creditors of Bure will not receive full payment of their claims.

Gothenburg and Stockholm on 14 October 2009

Auditors appointed by Bure	Auditors appointed by Skanditek

Ernst & Young AB	Ernst & Young AB

Staffan Landén	Göran Abrahamsson

Authorised Public Accountant	Authorised Public Accountant

Appendix 2

The board of directors’ statement in accordance with Chapter 20, Section 13 of the Companies Act (2005:551)

Bure’s and Skanditek’s boards of directors have jointly adopted a merger plan, dated 13 October 2009. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 19 October 2009 and was published in the Official Swedish Gazette (Sw. Post- och Inrikes Tidningar) on 21 October 2009. According to the merger plan, the merger shall be undertaken by way of absorption, with Bure as the absorbing company and Skanditek as the transferring company.

With regard to the proposed reduction of the company’s share capital under item 7 (a) in the board of directors’ complete proposal, and the proposed issue of shares under item 7 (b) in the complete proposal in connection herewith, the board of directors hereby presents the following statement in accordance with Chapter 20, Section 13 of the Companies Act.

At the date of notice of the Extraordinary General Meeting, the company’s share capital amounts to SEK 300,100,000 divided on 5,348,808 shares.

Following execution of the board of directors’ proposal to reduce the share capital by SEK 59,850,452.30, by redemption of 10,041,316(4) shares, the company’s share capital will amount to SEK 240,249,547.70.

Following execution of the board of directors’ proposal to issue 49,013,235 shares as merger consideration, the company’s share capital will increase by SEK 292,139,425.10 to SEK 592,239,425.10. Consequently, the company’s share capital will following execution of such issue of shares be higher than the present share capital of SEK 300,100,000, even having taking regard to the above mentioned reduction of the share capital.

Except from the above, the company’s restricted equity and share capital will not be affected.

In view of the above, execution of the resolution regarding reduction of the company’s share capital in accordance with the board’s proposal can be carried out without approval from the Swedish Companies Registration Office or a public court, since the proposed issue of shares in connection herewith will result in that the company’s restricted equity and its share capital in aggregate will not decrease.

Gothenburg, 16 November 2009

Bure Equity AB (publ)

The Board of Directors

[4]

Skanditek has issued call options to certain employees in Bure regarding purchase of in total 400,000 shares in Bure. Upon exercise of such call options prior to the registration of the merger, which may be done on 15 January 2010 at the latest, the reduction amount and the number of redeemed shares will decrease correspondingly.

Statement by the auditor in accordance with Chapter 20 Section 14 of the Swedish Companies Act (2005:551)

To the general meeting of Bure Equity AB (publ), corporate identity number 556454-8781

Assignment and allocation of responsibility

We have examined the board of directors’ statement dated 16 November 2009, rendered pursuant to Chapter 20 Section 13 of the Swedish Companies Act, as basis for the general meeting on 1 December 2009. The Board of Directors is responsible for the statement and for ensuring that it is prepared in accordance with the Swedish Companies Act. Our responsibility is to examine the statement so that we can provide a written opinion on it pursuant to Chapter 20 Chapter 14 of the Swedish Companies Act. The sole purpose of this statement is to fulfil the requirements of Chapter 20 Section 14 of the Swedish Companies Act and may not be used for any other purpose.

Direction and scope of the examination

The examination has been performed in compliance with FAR SRS recommendation RevR 9 The Auditor’s Other Statements Pursuant to the Swedish Companies Act and the Companies Ordinance. This means that we have planned and performed the examination in such a manner that we with reasonable assurance can render a statement about the appropriateness and correctness of actions taken in connection with the company’s restricted equity and share capital. The examination has been limited to a selection of suitable supporting facts. In our opinion, the examination provides us with a reasonable basis for our statement below.

Other disclosures

In its statement, the Board of Directors presents the actions it proposes in order to ensure that the restricted equity and the share capital of the company will not, all in all, be reduced. In its statement, the Board of Directors states that the resolution to reduce the share capital will be combined with a resolution to issue new shares, whereby the share capital will be increased with SEK 292,139,425.10.

Statement

In our opinion and based on our examination the actions that have been proposed, and that will, upon final registration of the resolutions, all in all result in that neither the restricted equity nor share capital of the company will be reduced, are appropriate and that the assessments concerning the effects of these actions are correct.

Gothenburg, 16 November 2009

Ernst & Young AB

Staffan Landén

Authorised Public Accountant

Appendix 3

The board of directors’ report in accordance with Chapter 13, Section 6 and Chapter 18, Section 6 of the Companies Act (2005:551)

The board of directors hereby presents the following statement in accordance with Chapter 13, Section 6 and Chapter 18, Section 6 of the Companies Act.

After the publication of the annual report for the 2008 financial year, those events of significance for the company have occurred which are indicated in the attached interim report for the period January — September 2009.

Gothenburg, 16 November 2009

Bure Equity AB (publ)

The Board of Directors

Statement by the auditor in accordance with Chapter 13 Section 6 and Chapter 18 Section 6 of the Swedish Companies Act (2005:551) regarding the board of directors’ report of significant events

To the general meeting of Bure Equity AB (publ), corporate id. 556454-8781

Assignment and allocation of responsibilities

We have examined the board of directors’ report dated 16 November 2009 regarding significant events for the company’s financial position which have occurred subsequent to the presentation of the latest annual report. The board of directors is responsible for the report and for ensuring that it is provided in accordance with the Swedish Companies Act. Our responsibility is to provide a written statement on the report based on our examination in accordance with Chapter 13 Section 6 and Chapter 18 Section 6 of the Swedish Companies Act. This statement is provided only for the purpose of fulfilling the requirements stipulated in Chapter 13 Section 6 and Chapter 18 Section 6 of the Swedish Companies Act and may not be used for any other purpose.

Direction and scope of examination

The examination has been performed in accordance with FAR SRS recommendation RevR 9 The Auditor’s Other Statements Pursuant to the Swedish Companies Act and the Companies Ordinance. This recommendation requires that we have planned and performed the examination in order to obtain limited assurance for our statement regarding whether the report reflects significant events for the company in a correct manner. The examination has been limited to a general review of the board of directors’ report including supporting information to the report and discussions with management. We believe that our examination gives us a reasonable basis for our statement below.

Statement

Based on our review no circumstances have been revealed that gives us any reason to believe that the board of directors’ report does not reflect significant events in a correct manner.

Gothenburg, 16 November 2009

Ernst & Young AB

Staffan Landén

Authorized Public Accountant

Statement by the auditor in accordance with Chapter 18 Section 6 of the Swedish Companies Act (2005:551) regarding the board of directors’ proposal to pay dividends

To the general meeting of Bure Equity AB (publ), corporate id. 556454-8781

Assignment and allocation of responsibilities

We have examined the board of directors’ proposal to distribute profit dated 16 November 2009. The board of directors is responsible for the proposal and for ensuring that it is provided in accordance with the Swedish Companies Act. Our responsibility is to provide a written statement on the proposal based on our examination in accordance with Chapter 18 Section 6 of the Swedish Companies Act. This statement is provided only for the purpose of fulfilling the requirements stipulated in Chapter 18 Section 6 of the Swedish Companies Act and may not be used for any other purpose.

Direction and scope of examination

The examination has been performed in accordance with FAR SRS recommendation RevR 9 The Auditor’s Other Statements Pursuant to the Swedish Companies Act and the Companies Ordinance. This recommendation requires that we have planned and performed the examination in order to obtain reasonable assurance for our statement regarding whether we can recommend the general meeting to pass a resolution in accordance with the proposal. The examination has been limited to a selection of suitable supporting facts. We believe that our examination gives us reasonable basis for our statement below.

Statement

We recommend that the general meeting resolves to use the profit in accordance with the board of directors’ proposal.

Gothenburg, 16 November 2009

Ernst & Young AB

Staffan Landén

Authorized Public Accountant

Appendix 4

The board of directors’ proposed amendments of the articles of association

The board of directors’ proposed amendments of the articles of association are italicised in bold below.

§ 2 Registered office

Current wording	Proposed wording

The registered office of the Company shall be in the municipality of Gothenburg.	The registered office of the Company shall be in the municipality of Stockholm. The General Meeting of shareholders may also be held in Gothenburg.

§ 4 Share capital

Current wording	Proposed wording

The Company’s share capital shall amount to not less than SEK 100,000,000 and not more than SEK 400,000,000.	The Company’s share capital shall amount to not less than SEK 300,000,000 and not more than SEK 1,200,000,000.

§ 9 General Meeting of shareholders

Implementation of a new item

v) Location of general meetings
General meetings shall be held in Stockholm or Gothenburg.

As stated in the board’s proposal, the amendment of § 9 in the articles of association is conditional upon that amendments of the Companies Act relating to (i) the time-limit for notice of an Extraordinary General Meeting of shareholders, which does not deal with amendments of the articles of association, and (ii) the procedures for convening General Meetings, have entered into force, and that the below proposed amendment is consistent with such new wording of the Companies Act. The below amendment of § 9 in the articles of association shall, thus, not be registered until the mentioned amendments of the Companies Act have entered into force.

§ 9 General Meeting of shareholders

Current wording	Proposed wording

i) Notice of general meeting

Notice of an Annual General Meeting and of an extraordinary general meeting at which the question of amendments to the Articles of Association will be considered, shall be issued no more than six and no less than four weeks prior to the Meeting. Notice of any other extraordinary general meeting shall be issued no more than six and no less than two weeks prior to the Meeting. Notices shall always be published in the Official Swedish Gazette (Post- och Inrikes Tidningar) and in Svenska Dagbladet.

i) Notice of general meeting

Notice of an Annual General Meeting and of an extraordinary general meeting at which the question of amendments to the Articles of Association will be considered, shall be issued no more than six and no less than four weeks prior to the Meeting. Notice of any other extraordinary general meeting shall be issued no more than six and no less than three weeks prior to the Meeting. Notices shall always be published in the Official Swedish Gazette (Post- och Inrikes Tidningar) as well as on the Company’s website. Information that such notice has been made shall, at the time of the notice, be announced in Svenska Dagbladet.

Appendix 5

The board of directors’ statement in accordance with Chapter 18, Sections 4 and 5 of the Companies Act (2005:551)

The board of directors hereby presents the following statement in accordance with Chapter 18, Sections 4 and 5 of the Companies Act.

The board of directors’ reasons for the proposed dividend being in accordance with the provisions of Chapter 17, Section 3, Paragraphs 2 and 3 of the Companies Act are as follows.

The company’s objects, scope, and risks

The company’s objects and scope of business are set out in the articles of association and the published annual reports. The business run by the company does not entail any risks in excess of those that exist or may be deemed to exist in the industry or those risks which are generally associated with operating a business.

The financial position of the company and the group

The financial position of the company and the group as at 31 December 2008 is stated in the latest published annual report, at which date the company’s non-restricted equity amounted to SEK 2,145.1 million. The annual report also states which accounting principles are applied in the valuation of assets, allocations and liabilities.

At the date of notice of the Extraordinary General Meeting on 1 December 2009, the company’s non-restricted equity amounts to SEK 1,138.1 million, with regard to the distribution and bonus issue without issue of new shares in the total amount of SEK 1,007 million, which was decided upon at the Extraordinary General Meeting on 11 December 2008 and executed in February 2009.

The proposal on dividend states that the board of directors proposes a cash dividend of SEK 9.50 per share, which corresponds to a total amount of SEK 478,313,616. The proposed dividend constitutes 35.4 per cent of the parent company’s equity and 30.7 per cent of the group’s equity, as of 30 September 2009. The board of directors proposes that the record date for the dividends is on Monday 25 January 2010 or, in case the Swedish Companies Registration Office authorises implementation of the merger plan later than Tuesday 19 January 2010, on such date as the board of directors decides.

At the date of notice of the Extraordinary General Meeting on 1 December 2009, the group’s equity-debt ratio is 71.4 per cent (as of 31 December 2008 the equity-debt ratio was 82.8 per cent). The proposed dividend does not endanger the completion of any necessary investments.

The company’s financial position does not give rise to any other conclusion than that the company can continue its business and that the company can be expected to fulfil its obligations on both a short and long-term basis.

Justification for the dividend

With reference to the above and to what has otherwise come to the knowledge of the board of directors, the board is of the opinion that after a comprehensive review of the financial position of the company and of the group it follows that the proposed dividend is justified according to the provisions of Chapter 17, Section 3, Paragraphs 2 and 3 of the Companies Act, i.e. with reference to the requirements that the objects of the business, its scope and risks place on the size of the company’s and group’s equity and the company’s and the group’s consolidating requirements, liquidity and financing needs in general.

Appendix 6

CVs of the proposed directors of Bure Equity AB (publ)

Proposed new director

Mathias Uhlén

Born 1954. PhD and is professor of microbiology.

Has previously been chairman of the board of Magnetic Biosolutions AB and KTH Seed Capital Holding AB as well as director of the board of Biovitrum AB, Dynal AS, Prevas AB and Amersham plc.

Is chairman of the board of Atlas Antibodies AB as well as director of the board of Skanditek Industriförvaltning AB, Affibody Holding AB, Biotage AB, KTH Holding AB, SweTree Technologies AB, Nordiag ASA and Novozymes A/S. Mathias is also a member of Vetenskapsakademien and Ingenjörsvetenskapsakademien.

Independent in relation to the company and its management. Will be independent in relation to the company’s major shareholders following execution of the merger.

Ownership in Bure, including related physical and legal persons: 0 shares.

Ownership in Skanditek, including related physical and legal persons: 10 000 shares.

Proposed directors for re-election

Björn Björnsson

Born 1946. Pol. mag.

Director of Bure since 2002.

Is chairman of the board of Skanditek Industriförvaltning AB and AB Skrindan as well as director of the board of ABCIB Holding AB, AcadeMedia AB, Cape Capital AG, MM Holding AB, Sophiahemmet AB and Stockholm Open AB. Björn is also managing director and director of of the board of Trustor AB.

Not independent in relation to the company and its management. Will be independent in relation to the company’s major shareholders following execution of the merger.

Ownership in Bure, including related physical and legal persons: 10 000 shares.

Ownership in Skanditek, including related physical and legal persons: 10 000 shares.

Håkan Larsson

Born 1947. MBA.

Director of Bure since 2002.

Has previously been managing director of BTL AB, Schenker AG and Rederi AB Transatlantic.

Is chairman of the board of Consafe Logistics Holding AB, Nimbus Boats Holding AB, Inpension Asset Management AB and Schenker AB as well as director of the board of Chalmers Tekniska Högskola AB, Ernströmgruppen AB, Handelsbanken Region Väst, Rederi AB Transatlantic, Semcon AB, Stolt-Nielsen A/S, Svenska Skeppshypotekskassan and Walleniusrederierna AB.

Independent in relation to the company and its management as well as in relation to the company’s major shareholders.

Ownership in Bure, including related physical and legal persons: 0 shares.

Kjell Duveblad

Born 1954. MBA.

Director of Bure since 2005.

Operates his own consultancy firm within management and IT. Has previously worked at IBM as well as responsible for Oracle in Sweden and in the Nordic and Baltic regions. Kjell has also previously been managing director of companies within the 3L group.

Is chairman of the board of Energo Retea Group AB, Madeo Sourcing Group AB and Remium Holding AB as well as director of the board of 3L System AB, Enea AB, Financial Systems FS AB, Nuport Sverige AB, Soft One AB and Teleopti AB.

Not independent in relation to the company and its management. Independent in relation to the company’s major shareholders.

Ownership in Bure, including related physical and legal persons: 120 000 shares.

Ann-Sofi Lodin

Born 1962.  Pol. mag. and MBA.

Director of Bure since 2006.

Has previously been managing director of companies within the Capio group and controller at Sahlgrenska sjukhuset i Göteborg.

Is chairman of the board of GHP Spine Centre Göteborg AB, Orthocenter Göteborg AB and Orthocenter Stockholm AB as well as director of the board of AcadeMedia AB, Arrhythmia Center Stockholm AB, S:t Eriks Ögonsjukhus AB and Stiftelsen Richard C Malmstens minne. Ann-Sofi is also COO at the healthcare company Global Health Partner.

Independent in relation to the company and its management as well as in relation to the company’s major shareholders.

Ownership in Bure, including related physical and legal persons: 5 050 shares.